                                PRESS RELEASE

FOR IMMEDIATE RELEASE
Contact: Tom Gariepy
Corporate Communications
(215) 255-1495

Investor Relations
Priscilla Brown
Lincoln Financial Group
(215) 448-1422

    Delaware To Focus Mutual Fund Line-up, with Some Smaller Funds Dropped through Liquidation or Proposed Mergers

PHILADELPHIA, PA, April 23, 2001 - Delaware Investments today announced plans calling for the elimination through liquidation or mergers of 14 of its retail mutual funds during 2001. The announcement came during a recent meeting of the Funds' Board of Trustees where the proposed plans were approved. The mergers are contingent on shareholder approval.

In all, the plans call for 11 of the funds to hold shareholder meetings to vote on whether to merge the fund into other funds with similar objectives and policies. In addition, three funds will be liquidated. "Delaware's goal is to provide superior investment management in major asset classes," said
Karina J. Istvan, Delaware's senior vice president/retail product management.  "One way to achieve that goal is to focus our efforts on the types of funds that people want to invest in, ensuring that we have a roster of funds that meet broad investing needs," she said.

                                   --More--

Page two
"In every case, these are funds that never attracted enough assets to achieve any strong economies of scale," Istvan said, "and that made it difficult for us to manage these Funds to the benefit of our shareholders."  She said the shareholder meetings and liquidations will take place over the next several months after thorough communication to the funds' shareholders and financial intermediaries who have an interest in the funds.

If shareholders approve all of the mergers, Delaware's lineup will be trimmed to 49 open-end retail mutual funds: The proposed mergers are for the following funds:

Single-State Municipal Bond Funds: Shareholders will be asked to consider merging the Tax-Free Iowa, Tax- Free Kansas, Tax-Free North Dakota, Tax-Free
New Mexico and Tax-Free Wisconsin, the Tax-Free New Jersey and the Montana
Municipal Bond funds into the Delaware Tax-Free USA Fund;

Government Bond Funds: Shareholders will be asked to consider merging the
Delaware U.S. Government Securities Fund into the Delaware American
Government Bond Fund;

Blend Funds: Shareholders will be asked to consider merging the Delaware
Tax-Efficient Equity Fund and the Delaware Blue Chip Fund into the Delaware
Devon Fund; and

                                   --More--
Page three

International Funds: Shareholders will be asked to consider merging the
Delaware Overseas Equity Fund into the Delaware International Equity Fund.

The funds that will be liquidated are Delaware Global Equity, Delaware Global
Bond and Delaware New Pacific Funds.

With the announcement of the plans, Delaware becomes one of several mutual fund management firms that is trimming its roster of funds. "It's a trend that is likely to continue," Istvan said. "There are many mutual fund companies that offer too many funds. They are finding, as we did, that they want to focus on doing what they do well, because good performance attracts assets."

She explained that the reduction does not mean that Delaware is out of the business of creating new funds in targeted areas.  "If we see an opportunity to strengthen our fund lineup by introducing a fund that takes advantage of our investing strengths and that we feel will be popular with investors, we will bring that fund to the marketplace."

She cited Delaware American Services Fund, which opened to the public on
March 1, as an example of a fund that both takes advantage of the firm's investment management expertise and that is designed to attract new investors.  The fund invests in financial, business and consumer services sectors.
                                   --More--

Page four

For more information about any Delaware Investments mutual funds, including charges and expenses, please obtain a prospectus from Delaware Investments at
1.800.523.1918 or call your financial adviser. Please read the prospectus carefully before you invest or send money.

Delaware Investments is a diversified asset management organization with approximately $87.5 billion in assets under management as of March 31, 2001.
Delaware Investments provides investment products and services to individual investors through a broad line of mutual funds, retirement plan services and other investment products; and to institutional investors, primarily private and public pension funds, foundations, endowment funds, banks and insurance companies.
                                    --##--

                         COVER LETTER TO SHAREHOLDERS
[GRAPHIC OMITTED][GRAPHIC OMITTED]

April 2001

Dear Shareholder:

I'm writing to tell you about some significant changes that are taking place at Delaware Investments. Driven by our goal to provide the best investment opportunities to our shareholders, the Board of Trustees of the Delaware
Investments Family of Funds has made the decision to liquidate several of our mutual funds. In addition, they have scheduled a shareholder meeting to consider the merger of several other funds. These decisions will directly impact your account(s).

As a fully diversified asset-management company, Delaware offers a comprehensive family of funds and we will continue to do so. However, we believe these changes will improve our fund family through reduced operating costs and a sharper focus on our strengths.

The enclosed Announcement more fully describes the changes. If you are a shareholder of record on May 30, 2001 in a fund that is being considered for merger, you will receive a proxy statement in early June that explains your voting rights. We urge you to read the proxy material carefully when you receive it. Shareholders in the liquidating funds will have the opportunity to exchange shares from the liquidating funds into another fund in the
Delaware Investments Family of Funds without incurring a sales charge upon the exchange.

Even as we make changes to gain momentum for our investors, we will continue to offer new investment opportunities that are targeted to our shareholders'
needs and take advantage of our strengths. Last month, we launched our newest offering, Delaware American Services Fund. As reflected by its name, the Fund invests primarily in stocks of U.S. companies in the growing financial services, business services and consumer services industries. If you would like to receive a prospectus for this fund or any other Delaware Investments fund, contact your financial adviser or call us at 1.800.523.1918. The prospectus contains more complete information, including fees and expenses.
Please read the prospectus carefully before you invest or send money.

Since I joined the company in January 2000, my team and I have been working to improve fund performance, revamp our retail business and ensure quality customer service for our investors. Over the past year, we've made significant progress in attaining our goals. We've strengthened our portfolio management team by hiring outstanding research and analytical talent. And, we are continually looking for ways to structure our product line for maximum effectiveness. I am excited about the changes taking place at Delaware and believe the liquidations and proposed mergers will better position us to meet our goals.

If you have any questions about your account(s), I encourage you to contact your financial adviser or our Shareholder Service Center at 1.800.523.1918.
Our shareholder service representatives are available to assist you from 8:00
a.m. to 8:00 p.m., Eastern Time, Monday through Friday.

I thank you for your confidence in Delaware Investments and look forward to continuing our relationship with you.

Sincerely,

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Charles E. Haldeman, Jr.
Chairman
Delaware Investments Family of Funds

[GRAPHIC OMITTED][GRAPHIC OMITTED]

                 FUND CLOSINGS INSERT FOR RETAIL SHAREHOLDERS

                             Delaware Investments
                    Announcement of Proposed Fund Mergers

The Board of Trustees of the Delaware Investments Family of Funds has
scheduled a shareholder meeting to consider the merger of several of Delaware
Investments' mutual funds. This action is being taken so that we can focus our efforts on funds that we believe will have a broader appeal to investors.
As a shareholder, one or more of your accounts will be affected.

Tax-Free Municipal Bond Funds

Effective April 23, 2001, we closed the single-state municipal bond funds listed below to new investors. Shareholders of record of each Fund on May 30,
2001 will have the opportunity to vote on the proposed merger of their Fund into the Delaware Tax-Free USA Fund.

|X|   Delaware Tax-Free Iowa Fund
|X|   Delaware Tax-Free Wisconsin Fund
|X|   Delaware Tax-Free New Mexico Fund
|X|   Delaware Tax-Free North Dakota Fund
|X|   Delaware Tax-Free Kansas Fund
|X|   Delaware Tax-Free New Jersey Fund
|X|   Delaware Montana Municipal Bond Fund

Since each Fund's inception, demand for tax-free municipal bonds in these states has remained low, limiting the Funds' ability to grow. Moreover, during the past several years investors have focused heavily on the equity markets, diverting investment dollars from bond investments. We believe these factors have hindered each Fund's performance and our ability to manage the costs of operating the Funds.

If approved, each merger will take place on or about August 20, 2001. The
Funds will continue to accept additional purchases from current shareholders until the last business day before the merger. It is our intent that the mergers will not result in a taxable event for shareholders.

Delaware Tax-Free USA Fund seeks as high a level of current interest income exempt from federal income tax as is available from municipal obligations as is consistent with the prudent investment management and preservation of capital. Unlike the single-state municipal bond funds, interest income for the Delaware Tax-Free USA Fund is not exempt from state and local taxes.

A prospectus for the Delaware Tax-Free USA Fund will be included with the proxy materials mailed to shareholders. You may also request a prospectus for this Fund by contacting your financial adviser or Delaware Investments. The prospectus contains more complete information, including fees and expenses.
Please read the prospectus carefully before you invest or send money.

                                                                  -- over --

International Funds
-------------------

Effective April 23, 2001, Delaware Overseas Equity Fund was closed to new investors. Shareholders of record on May 30, 2001 will have the opportunity to vote on the proposed merger of the Fund into the Delaware International
Equity Fund. If approved, the merger will take place on or about August 20,
2001. The Fund will continue to accept additional purchases from current shareholders until the last business day before the merger. It is our intent that the merger will not result in a taxable event for shareholders.

Delaware International Equity Fund seeks long-term growth without undue risk to principal. A prospectus for the Delaware International Equity Fund will be included with the proxy materials mailed to shareholders. You may also request a prospectus for this Fund by contacting your financial adviser or
Delaware Investments. The prospectus contains more complete information, including fees and expenses. Please read the prospectus carefully before you invest or send money.

Fixed-Income Funds
------------------

Effective April 23, 2001, Delaware U.S. Government Securities Fund was closed to new investors.  Shareholders of record on May 30, 2001 will have the opportunity to vote on the proposed merger of the Fund into the Delaware
American Government Bond Fund. If approved, the merger will take place on or about August 20, 2001. The Fund will continue to accept additional purchases from current shareholders until the last business day before the merger. It is our intent that the merger will not result in a taxable event for shareholders.

Delaware American Government Bond Fund seeks high current income consistent with safety of principal by investing primarily in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. A prospectus for the Delaware American Government Bond Fund will be included with the proxy materials mailed to shareholders. You may also request a prospectus for this Fund by contacting your financial adviser or Delaware
Investments. The prospectus contains more complete information, including fees and expenses. Please read the prospectus carefully before you invest or send money.

Equity Funds
------------

Effective April 23, 2001, Delaware Tax-Efficient Equity Fund and Delaware
Blue Chip Fund were closed to new investors. Shareholders of record of each
Fund on May 30, 2001 will have the opportunity to vote on the proposed merger of their Fund into the Delaware Devon Fund. If approved, each merger will take place on or about August 20, 2001. The Funds will continue to accept additional purchases from current shareholders until the last business day before the merger. It is our intent that the mergers will not result in a taxable event for shareholders.

Delaware Devon Fund seeks total return. A prospectus for the Delaware Devon
Fund will be included with the proxy materials mailed to shareholders. You may also request a prospectus for this Fund by contacting your financial adviser or Delaware Investments. The prospectus contains more complete information, including fees and expenses. Please read the prospectus carefully before you invest or send money.

Account Options
----------------

If you are a shareholder in a Fund that is being considered for merger, any options that you may have elected, such as dividend/capital gain distribution payment method, automatic investing plan, systematic withdrawal plan,
MoneyLine On Demand, and Wealth Builder will continue.

Questions
---------

If you have any questions about your account(s), please contact your financial adviser or call our Shareholder Service Center at 1.800.523.1918.
Our shareholder service representatives are available from 8:00 a.m. to 8:00
p.m., Eastern Time, Monday through Friday and will be happy to assist you.

                             Delaware Investments
                      Announcement of Fund Liquidations

The Board of Trustees of the Delaware Investments Family of Funds has decided to liquidate several Delaware Investments mutual funds. This action is being taken so that we can focus our efforts on funds that we believe will have a broader appeal to investors.  As a shareholder, one or more of your accounts will be affected.

International Funds
-------------------

Effective April 23, 2001, the following Funds were closed to new investors.

|X|   Delaware Global Equity Fund
|X|   Delaware New Pacific Fund
|X|   Delaware Global Bond Fund

We will liquidate the assets of Delaware Global Equity Fund and Delaware New
Pacific Fund on or about June 15, 2001. The Funds will continue to accept additional purchases from current shareholders until
May 31, 2001.

We will liquidate the assets of Delaware Global Bond Fund on or about August
1, 2001. The Fund will continue to accept additional purchases from current shareholders until July 17, 2001.

Exchanging Your Shares of Liquidating Funds
-------------------------------------------

If you are a shareholder in any of these Funds, you may elect to exchange your shares at any time prior to the Fund's liquidation date for shares of any other Delaware Investments Fund.

To help you and your financial adviser decide how to reinvest your assets, we've enclosed a Delaware Investments Family of Funds chart. You will not be charged any fees or sales charges if you exchange your shares in a liquidating Fund for shares in another Delaware Investments Fund. Before exchanging into any Delaware Investments Fund, please contact your financial adviser or call us at 1.800.523.1918 to obtain the Fund's prospectus.

You or your broker can make an exchange by:

|X|   Calling our Shareholder Service Center at 1.800.523.1918;
|X|   Faxing the enclosed Exchange Request Form to Delaware Investments at
   1.267.256.8992; or
|X|   Mailing the Exchange Form to:

      Delaware Investments
      1818 Market Street
      Philadelphia, PA 19103-3682
      Attn: Account Services

Note: Redemption requests received after 4:00 p.m., Eastern Time will receive the next business day's price.

Please note that the liquidation of assets will result in a taxable event even if you exchange into a new Fund. We will send you an IRS Form 1099-B in
January 2002 that reflects the exchanges or redemptions from your Fund. We recommend that you discuss your specific situation with your tax adviser.

                                                                  -- over --

If you do not exchange or redeem your shares before your Fund is liquidated, we will redeem your shares on the liquidation date and send a check for the proceeds to your address of record. No contingent deferred sales charges will be deducted. If you own Class A or Class B shares, you will be eligible for the Delaware Investments Family of Funds 12-month reinvestment privilege.

Questions
---------

If you have any questions about your account(s), please contact your financial adviser or call our Shareholder Service Center at 1.800.523.1918.
Our shareholder service representatives are available from 8:00 a.m. to 8:00
p.m., Monday through Friday, Eastern Time and will be happy to assist you.

                  FUND CLOSINGS INSERT FOR IRA SHAREHOLDERS
                             Delaware Investments
                    Announcement of Proposed Fund Mergers

The Board of Trustees of the Delaware Investments Family of Funds has
scheduled a shareholder meeting to consider the merger of several of Delaware
Investments' mutual funds. This action is being taken so that we can focus our efforts on funds that we believe will have a broader appeal to investors.
As a shareholder, one or more of your accounts will be affected.

International Funds
-------------------

International Funds
-------------------

Effective April 23, 2001, Delaware Overseas Equity Fund was closed to new investors. Shareholders of record on May 30, 2001 will have the opportunity to vote on the proposed merger of the Fund into the Delaware International
Equity Fund. If approved, the merger will take place on or about August 20,
2001. The Fund will continue to accept additional purchases from current shareholders until the last business day before the merger.

Delaware International Equity Fund seeks long-term growth without undue risk to principal. A prospectus for the Delaware International Equity Fund will be included with the proxy materials mailed to shareholders. You may also request a prospectus for this Fund by contacting your financial adviser or
Delaware Investments. The prospectus contains more complete information, including fees and expenses. Please read the prospectus carefully before you invest or send money.

Fixed-Income Funds
------------------

Effective April 23, 2001, Delaware U.S. Government Securities Fund was closed to new investors. Shareholders of record on May 30, 2001 will have the opportunity to vote on the proposed merger of the Fund into the Delaware
American Government Bond Fund. If approved, the merger will take place on or about August 20, 2001. The Fund will continue to accept additional purchases from current shareholders until the last business day before the merger.

Delaware American Government Bond Fund seeks high current income consistent with safety of principal by investing primarily in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. A prospectus for the Delaware American Government Bond Fund will be included with the proxy materials mailed to shareholders. You may also request a prospectus for this Fund by contacting your financial adviser or Delaware
Investments. The prospectus contains more complete information, including fees and expenses. Please read the prospectus carefully before you invest or send money.

Equity Funds
------------

Effective April 23, 2001, Delaware Tax-Efficient Equity Fund and Delaware
Blue Chip Fund were closed to new investors. Shareholders of record of each
Fund on May 30, 2001 will have the opportunity to vote on the proposed merger of their Fund into the Delaware Devon Fund. If approved, each merger will take place on or about August 20, 2001. The Funds will continue to accept additional purchases from current shareholders until the last business day before the merger.

Delaware Devon Fund seeks total return. A prospectus for the Delaware Devon
Fund will be included with the proxy materials mailed to shareholders. You may also request a prospectus for this Fund by contacting your financial adviser or Delaware Investments. The prospectus contains more complete information, including fees and expenses. Please read the prospectus carefully before you invest or send money.

Account Options
----------------

If you are invested in a Fund that is being considered for merger, any options that you may have elected, such as dividend/capital gain distribution payment method, automatic investing plan, systematic withdrawal plan,
MoneyLine On Demand, and Wealth Builder will continue.

Questions
---------

If you have any questions about your account(s), please contact your financial adviser or call our Shareholder Service Center at 1.800.523.1918.
Our shareholder service representatives are available from 8:00 a.m. to 8:00
p.m., Eastern Time, Monday through Friday and will be happy to assist you.

                             Delaware Investments
                      Announcement of Fund Liquidations

The Board of Trustees of the Delaware Investments Family of Funds has decided to liquidate several Delaware Investments mutual funds. This action is being taken so that we can focus our efforts on funds that we believe will have a broader appeal to investors. As a shareholder, one or more of your accounts will be affected.

Effective April 23, 2001, we closed Delaware Global Equity Fund, Delaware New
Pacific Fund and Delaware Global Bond Fund to new investors.

We will liquidate the assets of Delaware Global Equity Fund and Delaware New
Pacific Fund on or about June 15, 2001. The Funds will continue to accept additional purchases from current investors until
May 31, 2001.

We will liquidate the assets of Delaware Global Bond Fund on or about August
1, 2001. The Fund will continue to accept additional purchases from current investors until July 17, 2001.

Exchanging Your Shares of Liquidating Funds
-------------------------------------------

If you are a shareholder in any of these Funds, you may elect to exchange your shares at any time prior to your Fund's liquidation date for shares of any other Delaware Investments Fund.

To help you and your financial adviser decide how to reinvest your assets, we've enclosed a Delaware Investments Family of Funds chart. You will not be charged any fees or sales charges if you exchange your shares in a liquidating fund for shares in another Delaware Investments Fund. Before exchanging into any Delaware Investments Fund, please contact your financial adviser or call us at 1.800.523.1918 to obtain the Fund's prospectus.
Redemption requests received after 4:00 p.m., Eastern Time will receive the next business day's price.

You or your broker can make an exchange by:
|X|   Calling our Shareholder Service Center at 1.800.523.1918;
|X|   Faxing the enclosed Exchange Request Form to Delaware Investments at
   1.267.256.8992; or
|X|   Mailing the Exchange Form to: Delaware Investments, 1818 Market Street,
   Philadelphia, PA 19103-3682, Attn: Account Services

Important Tax Considerations
----------------------------

If you do not exchange or redeem your shares before your Fund is liquidated your shares may be redeemed. No contingent deferred sales charges will be deducted and, if you own Class A or Class B shares, you will be eligible for the you will be eligible for the Delaware Investments Family of Funds
12-month reinvestment privilege.

In the event your shares are redeemed, there are potential tax consequences that you should consider.
|X|   Withholding for federal income tax may apply to the liquidation proceeds.
|X|   The liquidation of funds from your IRA may be considered an early withdrawal and result in an additional tax of 10% of the amount that is includible in your gross income for the year in which the distribution is made. The additional tax applies to all withdrawals unless specifically excepted, for example, if the distribution is made on or after the recipient attains age 59 1/2.
We recommend that you discuss your specific situation with your tax adviser.

                                                                  -- over --

Questions
---------

If you have any questions about your account(s), please contact your financial adviser or call our Shareholder Service Center at 1.800.523.1918.
Our shareholder service representatives are available from 8:00 a.m. to 8:00
p.m., Monday through Friday, Eastern Time and will be happy to assist you.